

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 25, 2016

By E-Mail

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY 10022

> **Re:** **Immunomedics, Inc.**
> **Preliminary Proxy Statement**
> **Filed on November 16, 2016 by venBio Select Advisor LLC, Behzad**
>   **Aghazadeh, Scott Canute, Peter Barton Hutt, and Khalid Islam**
> **File No. 000-12104**
>
> **Schedule 13D**
> **Filed November 16, 2016 by venBio Select Advisor LLC and Behzad**
>   **Aghazadeh**
> **File No. 005-35857**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 on November 22, 2016**
> **Filed by venBio Select Advisor LLC, Behzad Aghazadeh, Scott Canute,**
>   **Peter Barton Hutt, and Khalid Islam**
> **File No. 000-12104**

Dear Mr. Klein:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

Cover Letter

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

- That the company was ejected from the ASCO conference "for breaking the conference's data embargo."
- That the company issued what you believe is a dilutive financing at a punitive discount, with an additional 100% warrant coverage, despite repeatedly assuring investors that sufficient cash would be delivered through a partnership.

2.   Refer to the paragraph appearing after proposal 5 and to the second paragraph in Proposal 1. You state that the director nominee receiving the highest number of votes in favor of his or her election will become a director. This appears to be contradicted by the vote required to elect directors, which is a majority of votes cast at the meeting. Please revise.

3.   Please include a **highlighted** statement in the cover letter to ensure that security holders are aware that they will be disenfranchised with respect to one seat if they return your proxy card. Also, revise the fourth paragraph in proposal 1, to **highlight** the third sentence.

4.   On a related not, disclose that you may not exercise discretionary authority to fill the other seat and that you cannot assure that the other director will agree to serve if your slate wins. Also, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees. Refer to Section II.I of Exchange Act Release No. 34-31326 (October 16, 1992).

5.   Consider including page numbers in your proxy statement.

Proposal 1: Election of Directors

6.   Revise this section to ensure that you disclose the business experience of each of your nominees for the past five years.

Who is making this Proxy Solicitation and who is paying for it?

7.   We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding. Also,

please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites.

Form of Gold Proxy Card

8.   Please revise the form of proxy card to remove the highlights to your recommended voting choice in each proposal. Such highlighting is not consistent with your obligation to identify clearly and impartially each matter to be acted upon, as required by Rule 14a-4(a)(3).

Schedule 13D

9.   Based on a review of your disclosure in Annex I to the preliminary proxy statement, it appears that your beneficial ownership of shares of the company exceeded five per cent of the outstanding shares in early June 2016. We note that you filed your initial Schedule 13D on November 16, 2016 with a "Date of Event" of November 11, 2016. We also note that you purchased and sold shares of the company subsequent to early June 2016. Please provide us your analysis of your fulfillment of your obligations to file a Schedule 13D or 13G with respect to the beneficial ownership of your shares. In your analysis, please address when the plan to nominate a slate of directors was formulated.

Soliciting Materials

10.   Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion that Dr. Goldenberg and Ms. Sullivan "bear significant responsibility for the ills that have plagued the Company." In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

11.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

* Your belief that the company's failures "have eroded the investment community's confidence in the Board's ability to oversee the advancement of this important medicine."
* Your statement that the company "sorely and urgently needs" strong pharmaceutical development background, commercial manufacturing expertise, and pharmaceutical partnering/deal making experience.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions